FOIA Confidential Treatment Requested by Prosper Marketplace, Inc. and Prosper Funding LLC Under 17 C.F.R. §§200.83

FOIA CONFIDENTIAL TREATMENT REQUEST

CERTAIN PORTIONS OF THIS COMMENT LETTER RESPONSE HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[***].”

December 22, 2017

VIA EDGAR

Marc Thomas

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Prosper Marketplace, Inc.
Prosper Funding LLC
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 20, 2017
Form 10-Q for the Fiscal Period Ended September 30, 2017
Filed November 13, 2017
File No. 333-204880

Dear Mr. Thomas

On behalf of Prosper Funding LLC, a Delaware limited liability company (“PFL”), and Prosper Marketplace, Inc. (“PMI” and, collectively with PFL, the “Company”), we are responding to the comment letter received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated November 28, 2017. The response set forth below is numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference.

10-K For the Fiscal Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 39

1. Please revise future filings to disclose, in a tabular format, the amount of originations by Prosper Score for each period presented. Please provide a discussion and analysis of any relevant trends including the impact on your strategy and financial results.

FOIA Confidential Treatment Requested by Prosper Marketplace, Inc. and Prosper Funding LLC Under 17 C.F.R. §§200.83

Response:

We acknowledge the Staff’s comment and confirm, in future filings, we will use a tabular format to discuss and analyze the nature, amount and trends for the originations by Prosper Rating for each period presented. The Company believes that Prosper Rating is more applicable than Prosper Score as the Prosper Score is an input into the Prosper Rating, the Prosper Rating is consistent with how management presents the activity related to borrower loans originated on the Company’s platform in the Prospectus, and in management’s valuation of Borrower Loans and Notes, the inputs are segmented by Prosper Rating.

Specifically, in future filings, we will add tabular disclosure and discussion of our originations similar to the following:

Loan origination volumes by Prosper Rating were as follows (in millions):

Year Ended December 31,
	2017		2016		2015
	Amount	%	Amount	%	Amount	%
AA	$—		$—		$—
A
B
C
D
E
HR
Total	$—		$—		$—

Although the Company already discloses origination trends impacting the Company’s strategy and financial results, it will enhance such disclosures to accompany the above table.

Item 15. Exhibits and Financial Statement Schedule

Notes to Consolidated Financial Statements

Note 10. Goodwill and Other Intangible Assets, page F-27

2. We note you disclosed that you did not record any goodwill impairment expense for the year ended December 31, 2016 or the nine months ended September 30, 2017. Please tell us how you evaluated goodwill for impairment during 2016 and 2017 and refer to the qualitative factors assessed under ASC 350-20-35-3C. If you performed Step 1 and /or Step 2 of the goodwill impairment test under ASC 350-20-35, please provide us the results of those tests in your response.

Response:

We concluded that the Company is one reporting unit for goodwill impairment purposes under ASC 350-20. Due to our continuing net losses, the Company had qualitative indicators of goodwill impairment under ASC 350-20-35-3C for each of the above reporting periods. As a result, management performed step one of the impairment analysis and compared the carrying value of the Company to the fair value of the Company. The step one impairment results all indicated a fair value that significantly exceeded the carrying value.

FOIA Confidential Treatment Requested by Prosper Marketplace, Inc. and Prosper Funding LLC Under 17 C.F.R. §§200.83

As the Company’s equity is privately held, Prosper does not have an indication of its enterprise value in an active public market. As a result, Prosper engaged a third party to perform valuations to determine the fair value of the enterprise at various times during 2016 and 2017. Based on these valuations, the fair value of the enterprise was estimated to exceed the net book value of the Company by 178% to 861% in the assessments performed in 2016 and the nine month period ending on September 30, 2017. As a result, the Company did not record any impairment in the periods in question.

10-Q For the Fiscal Period Ended September 30, 2017

Item 1. Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations (Unaudited), page 7

3. Please tell us how you determined that the income statement presentation for the ‘Fair Value of Warrants Vested on Sale of Borrower Loans’ should be reflected as a reduction of revenues and the ‘Change in Fair Value of Convertible Preferred Stock Warrants’ should be reflected as an operating expense. Please be specific and cite the authoritative guidance in GAAP you relied upon to form your conclusions.

Response:

In our analysis, management first determined whether the issuance of the warrants fell under the scope of ASC 505-50 “Share Based Payments to Non-Employees.” ASC 505-50 generally addresses the accounting by both the grantor and the grantee for share-based payments made in exchange for goods and services. The counterparty to whom we issued the warrants is a customer of the Company to whom we sell loans.

ASC 505-50-05 (overview and background) and 505-50-15 (scope) do not explicitly refer to share-based payments made by a grantor to a customer (e.g., sales incentives). However, ASC 505-50-25-4, 30-7, 30-11 each explicitly mention or refer to share-based payments with nonemployees issued as rebates, sales discounts and/or sales incentives. Further, ASC 505-50-55-10 includes an example of a sales incentive transaction wherein a grantor provides warrants to a customer as an incentive for the customer to purchase the grantor’s product. While the process of codifying guidance on nonemployee share-based payments, which previously existed in four separate EITF’s (EITF Issues No. 96-18, 00-8, 00-18 and 01-9), created some amount of ambiguity around the scope of ASC 505-50, we understand that it was not the FASB’s intention to change GAAP through the codification process. We note the title of EITF 96-18 is (emphasis added) “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.” Therefore, we believe it is appropriate to consider a share-based payment issued to a customer within the scope of ASC 505-50.

This is also consistent with the guidance in ASC 605-50, which addresses accounting for sales incentives. ASC 605-50-15-2 states, in part (emphasis added): The guidance in this Subtopic applies to the following transactions, organized by entity:

A.	Vendor’s accounting for consideration given to a customer (including a reseller of the vendor’s products), as follows:
1.	Vendor consideration to any purchasers of the vendor’s products at any point along the distribution chain, regardless of whether the purchaser receiving the consideration is a direct customer or indirect customer of the vendor. For example, a vendor may sell its products to a distributor who in turn resells the products to a retailer. Consideration paid by the vendor to the retailer in that example is within the scope of this Subtopic. Examples of arrangements include, but are not limited to, sales incentive offers labeled as discounts, coupons, rebates, and free products or services as well as arrangements labeled as slotting fees, cooperative advertising, and buydowns.

FOIA Confidential Treatment Requested by Prosper Marketplace, Inc. and Prosper Funding LLC Under 17 C.F.R. §§200.83

2.	The guidance in paragraphs 605-50-25-7 through 25-9 applies only to vendor offers to rebate or refund a specified amount of cash consideration that are redeemable only if a customer completes a specified cumulative level of revenue transactions or remains a customer for a specified time period, and do not provide the vendor with an identifiable benefit. In addition, if the vendor does receive an identifiable benefit from the customer in exchange for the offer and the fair value of the offer exceeds the fair value of the identifiable benefit, the guidance in those paragraphs is applicable to that excess.
3.	The guidance in this Subtopic applies to vendors that derive their revenue from sales of services (see Subtopic 605-20) as well as those that derive their revenue from sales of products (see Subtopic 605-15).
B.	[…]

C.	[…]

With respect to subparagraph A(2) above, we note that a share-based payment is not cash consideration. However, 605-50-20 contains the following definition of Cash Consideration:

Cash payments and credits that the customer can apply against trade amounts owed to the vendor. In addition, as indicated in Section 505-50-25, consideration in the form of equity instruments is recognized in the same period or periods and in the same manner (that is capitalize versus expense) as if the entity had paid cash for the goods or services or used cash rebates as a sales discount instead of paying with or using the equity instruments. Accordingly, guidance with respect to cash consideration is applicable to consideration that consists of equity instruments regardless of whether a measurement date has been reached. Based on the above guidance, we believe share-based sales incentives issued in connection with selling goods or services are within the scope of ASC 505-50 and ASC 605-50.

As a result, management concluded that this transaction should be accounted for as a share-based incentive within the scope of ASC 505-50 and ASC 605-50.

Under ASC 605-50-45-2, consideration issued to a customer is presumed to be presented as a reduction of revenues on the Company’s statement of operations. This presumption may be overcome if the Company “… receives … an identifiable benefit (good or service) in exchange for the consideration …” and the Company “… can reasonably estimate the fair value of [such] benefit…” The Company does not receive any separate benefit from the customer other than the customer’s willingness to stand ready to purchase loans (i.e., to perform as a customer). As such, ASC 605-50 requires us to reflect the cost of the warrants, as measured under ASC 505-50 and 605-50, as a reduction of revenues. Management decided to present such reduction of revenue as a separate line in the statement of operations as it represents a material, unique item and separate presentation is helpful to the readers of the financial statements.

FOIA Confidential Treatment Requested by Prosper Marketplace, Inc. and Prosper Funding LLC Under 17 C.F.R. §§200.83

In accordance with ASC 815-10-55-53 a warrant issued to a non-employee for which the performance necessary to earn it has occurred is no longer within the scope of ASC 505-50. ASC 815-10-55-53 states:

Thus, an equity instrument (including a stock option) granted to a nonemployee for goods and services in a share-based payment transaction would typically cease being subject to Subtopic 505-50 after performance has occurred. At that point, the scope exception in paragraph 815-10-15-74(b) would no longer apply. The issuer would then need to determine whether that equity instrument meets the definition of a derivative instrument and is within the scope of this Subtopic by analyzing the terms of the instrument. The scope exception in paragraph 815-10-15-74(a) may apply.

In the Company’s case, once the performance necessary to earn the warrants has occurred and they are no longer within the scope of ASC 505-50 and 605-50, they become subject to the scope of ASC 480. ASC 480 requires that the warrants continue to be measured at fair value, with changes in fair value recognized in earnings each period. ASC 505-50, 605-50, 480 and 815-40 do not indicate where in the statement of operations a company should reflect changes in fair value once performance has occurred. ASC 815-10-45-10, however, provides the following analogous guidance relating to share-based payments made to employees:

Subsequent changes in the fair value of an option that was granted to an employee and is subject to this Subtopic shall be included in the determination of net income. (See paragraphs 815-10-55-49 through 55-55 for discussion of such an option.) Changes in fair value of the option award before vesting shall be characterized as compensation expense in the employer’s income statement. Changes in fair value of the option award after vesting may be reflected elsewhere in the employer’s income statement.

Based on this guidance, management of the Company concluded that changes in fair value of the warrants after performance has occurred should be recorded outside of revenue. Further, management concluded changes should also be recorded outside of operating income and included in non-operating income/expense as such changes are not part of the ongoing operations of the Company and would distort the operating results of the Company. This classification in the statement of operations is also consistent with the classification of changes in the fair value of the convertible preferred stock warrants issued to Colchis in November 2016 (see Note 17 to our Form 10-K) in connection with the termination of an agreement. Therefore, no amount of cost associated with the change in fair value of the convertible preferred stock warrants was recorded within revenue.

Notes to Condensed Consolidated Financial Statements

Note 12. Convertible Preferred Stock, Warrant Liability and Stockholders’ Deficit, page 22

4. Please revise, in future filings, to provide a specific discussion of the nature and terms of the Consortium Purchase Agreement entered into by the Company. You should also describe the minimum loan volumes required to be purchased monthly, the actual loan volumes purchased, and the warrants which vested as a result of performance in each of the periods presented. Further, describe the cure rights and the impact these rights have had and could potentially have on the purchase requirements. This information should also be supplementally provided.

FOIA Confidential Treatment Requested by Prosper Marketplace, Inc. and Prosper Funding LLC Under 17 C.F.R. §§200.83

Response:

We have requested confidential treatment for our draft response to this comment pursuant to Rule 83 of the Commission’s Rules Concerning Information and Requests and have redacted it from this EDGAR filing. We are simultaneously providing our unredacted response to the Staff.

[***]

* * * * * * *

We hope that the foregoing has been responsive to the Staff’s comment. Should the Staff have additional questions or comments relating to any of the foregoing, please do not hesitate to contact Keir D. Gumbs, at (202) 662-5500, of Covington & Burling LLP, counsel to the Company.

Very truly yours,

/s/ Keir D. Gumbs
Keir D. Gumbs